===============================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Date: May 10, 2006

                        Commission File Number 001-12510

                                  ROYAL AHOLD
                 -----------------------------------------------
                 (Translation of registrant's name into English)

            Piet Heinkade 167-173, 1019 GM Amsterdam, The Netherlands
            ---------------------------------------------------------
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F [X]       Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]             No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

================================================================================

     On May 10, 2006, Koninklijke Ahold N.V. ("Royal Ahold" or the "Company") issued a press release announcing that Dick Boer, President and CEO of the Albert Heijn Arena, has been nominated for appointment by the Supervisory Board to the Ahold Corporate Executive Board. A copy of this press release is attached hereto as Exhibit 99.1.

     This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company's Registration Statements on Form F-3 and Form S-3 (No. 333-52934, No. 333-52934-01, No. 333-80245 and
No. 333-80245-01) and the Company's Registration Statements on Form S-8
(No. 333-70636, No. 333-07214, No. 333-07212 and No. 033-41068) and to be a part of such prospectuses from the date of the filing thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                       KONINKLIJKE AHOLD N.V.


Date: May 10, 2006                            /s/   P.N. Wakkie
                                              ----------------------------------
                                       By:    P.N. Wakkie
                                       Title: Executive Vice President and
                                              Chief Corporate Governance Counsel

                                 EXHIBIT INDEX

The following exhibit has been filed as part of this Form 6-K:

Exhibit   Description
-------   ----------------------------------------------------------------------
99.1      Royal Ahold press release dated May 10, 2006, announcing that
          Dick Boer, President and CEO of the Albert Heijn Arena, has been nominated for appointment by the Supervisory Board to the Ahold Corporate Executive Board